Mail Stop 3561

				September 28, 2005

By Facsimile and U.S. Mail

Mr. Steven A. Rogers
Principal Accounting Officer
Consolidated Natural Gas Company
Virginia Electric and Power Company
701 East Cary Street
Richmond, VA 23261

		Re:	Consolidated Natural Gas Company
			Form 10-K for the year ended December 31, 2004
			Filed February 28, 2005
			File No. 1-3196

			Virginia Electric and Power Company
			Form 10-K for the year ended December 31, 2004
			Filed February 28, 2005
			File No. 1-2255

Dear Mr. Rogers:

      We have reviewed your filings and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Consolidated Natural Gas Company Form 10-K for the year ended
December 31, 2004

Item 2. Properties, page 6

1. Explain to us, or show us where it is discussed, the reasons why proved developed oil reserves have materially increased in 2004, as compared with 2003.

Item 7. Management`s Discussion and Analysis of Results of
Operations, page 9

Energy, page 10

2. You disclose that variability in expenses for your non-regulated businesses relates, in part, to payments under financially-settled contracts. Explain to us in detail how financially-settled contracts result in variability in expenses and whether such expenses are offset by some other item. Quantify the variability for the past three years supplementally and prospectively. Please also explain to us how you are accounting for such contracts. If such contracts are designated hedges, explain the type and structure. A detailed example(s) of such transaction(s) which shows the mechanics of the contract and the journal entries used to record such contracts would facilitate our review. ```

Operating Revenue, page 14

3. Help us understand the business reasons for the transactions which led to a $109 million increase in other revenue from sales of purchased oil by exploration and production operations. In this regard, you disclose that this increase was largely offset by corresponding increases in Liquids, pipeline capacity and other purchases expenses. Please provide us the accounting analysis used for gross reporting of these transactions and explain to us the physical flow of the product including whether it was inventoried or part of the buy/sell arrangements.

Other Operations and Maintenance Expenses, page 15

4. Tell us your rationale for classification of the $96 million charge related to the discontinuance of hedge accounting to operations and maintenance expense. Please specifically tell us why it was classified in the corporate segment as opposed to the segment in which it originated when it was an effective hedge. We note your disclosure in significant accounting policies that specific line item classification is determined based on the nature of the risk underlying individual hedge strategies. Explain to us what this means including where you classify the effective portions of your accounting hedges. An example may be helpful to our understanding of your classification policy. ```````
`````
Exploration and Production Segment, page 16

5. You disclose average realized prices with and without hedging results for your gas and oil revenue although it is not clear to a reader what percentage of your production was actually hedged.
We
assume you sell forward a significant portion of your anticipated production. Prospectively, enhance your exploration and production segment disclosure to quantify the extent of your hedging activities including the extent to which you are "locked-in" to fixed prices and the duration.


`
Consolidated Statements of Income, page 23

`6. Tell us what you have netted against interest expense.

Consolidated Statements of Cash Flows, page 27

7. Explain to us what comprises other operating assets and liabilities cash outflow of $(220) million for the year ended
December 31, 2004.

8. Explain to us what comprises other plant investing cash outflows of $(378) million for the year ended December 31, 2004.

Note 2. Significant Accounting Policies - Property, Plant and
Equipment, page 31

9. Composite rates of depreciation are generally acceptable for rate regulated PP&E. Accordingly, please make it clear in future filings which property is regulated. For PP&A not subject to rate recovery, we believe the composition of plant assets along with the range of lives is required by paragraph 14 of APBO no. 22 and prevailing practice. Please revise or advise.

Note 7. International Investments, page 33

10. Please tell us why the impairment losses were not included in income from operations pursuant to paragraph 25 or 45 of SFAS no.
144. Additionally, tell us why the impairment loss on the Australian pipeline business for 2003 of $62 million on page 15 does not equal the impairment loss classified in corporate and other on page 17. Furthermore, explain to us if you applied the equity method of accounting to your investment in the Australian pipeline business, and if so, the nature of the $18 million benefit you recognized related to this investment. If you did not apply the equity method, tell us what you meant by your statement, "CNG International Corporation (CNGI) was engaged in energy-related activities outside of the continental United States, primarily through equity investments in Australia and Argentina." We may have further comment.

Note 9. Hedge Accounting Activities, page 36

11. Explain to us the nature of the cash flow hedges that led to the
recording of $103 million of income attributable to the time value of
the options. We assume that since you have the physical commodity that to qualify for hedge accounting you are either writing calls or
purchasing put options on gas or oil.   In this regard, we do not
understand why income resulted from changes in time value of options
given the increasing prices of gas and oil through 2004.   Please
explain the economic events that caused the time portion of the option to increase in value. If our understanding is incorrect,
please clarify it.   Please also explain to us how you determine
the
time value of an option.  We may have further comment.  ``

Note 10. Property, Plant and Equipment, page 36

12. Please explain why you have recorded the cash receipts from the
sales of your overriding royalty interests as an investing cash
inflow, as opposed to an operating or financing cash inflow.   See
also paragraph 45A of SFAS no. 133, as added by SFAS no. 149. ``

Note 23. Operating Segments, page 46

13. Explain to us how you determined your operating segments and what reports your chief operating decision maker reviews regarding these segments. Furthermore, explain what criteria you used to aggregate your operating segments into your reportable segments. In this regard, we note that you are aggregating regulated distribution operations with non-regulated distribution operations, please explain why such aggregation is appropriate under SFAS no. 131.

14. Prospectively, separately disclose the amount of revenue from external customers to the extent such item meets the criteria contain in paragraph 27 of SFAS no. 131.

Item 15. Exhibits and Financial Statement Schedules, page 66

15. Please explain why you have omitted Schedule II - Valuation and
Qualifying Accounts.

Consolidated Natural Gas Form 10-Q for the quarterly period ended
June 30, 2005

Consolidated Balance Sheet, page 6

16. Explain to us why your derivative liabilities have increased by
85% since December 31, 2004. In this regard, explain to us the nature of these derivatives. Also, explain how Hurricane Katrina could impact your results of operations and cash flows with respect to cash flow hedges that are no longer effective. If you have business interruption insurance which will mitigate such losses, then please discuss your coverage, and the anticipated timing of receiving financial recovery. If applicable, tell us how you plan to address this issue in your Form 10-Q for the period ended September 30, 2005.


Virginia Electric and Power Company Form 10-K for the year ended
December 31, 2004

General

17. Your authorized rates of return are useful information.
Prospectively, please disclose such information.




Critical Accounting Policies and Estimates, page 10

Use of Estimates in long-lived asset impairment testing, page 10

You indicate that the company did not test any significant long-
lived
assets in 2004 as no circumstances arose that indicated impairment
may exist.   Item 2, Properties indicates that approximately 21%
of
your owned generation capability is gas fired generation. Furthermore, your Generation Segment Results of Operations on page 15 indicates that your gas energy output has been 5% or less of total output for the 3 years ended 2004. Given the recent price history of natural gas and decreased spark spreads, your limited use of these power plants, and the elimination of deferred fuel accounting in connection with the April 2004 amendments to the Virginia Restructuring Act, help us understand why you have not conducted any impairment testing on any gas fired units. Please be detailed in your explanation. 18.
`
FIN 46, page 11

19. Provide to us the qualitative analysis and quantitative model used to conclude you were the primary beneficiary of the variable interest leased power plant. In this regard, your step-by-step analysis of the lease as well as the structure of the transaction would be helpful to our understanding.

Results of Operations, page 12

Overview, page 12

20. Explain to us why you are classifying impairment charges associated with long-term power tolling arrangements in your Corporate and Other Operating Segment.

Analysis of Consolidated Operations, page 13

21. If applicable, prospectively quantify the impact of higher fuel rates and increased sales volume on regulated electric sales revenue.

Other Revenue, page 14

22. Explain to us if you are taking delivery of the coal that you are purchasing for resale. In this regard, explain to us your basis for gross presentation.

Consolidated Statements of Cash Flows, page 36

23. Provide us a detail of what comprised other operating assets and liabilities operating cash flows for the years ended 2004, 2003, and
2002. Unless apparent by the description, please narrate why each cash flow is operating.

Note 3. Newly Adopted Accounting Standards, page 39

SFAS no. 143, page 40

`24. We note you recognized a gain upon adoption of SFAS no. 143. We presume such gain is due to amounts that were previously collected from ratepayers for decommissioning but exceed the amount of the legal liabilities required to be recorded as a liability under SFAS no. 143. If our presumption is not correct, please clarify it.
If
correct, please advise us how you determined that there is no refund obligation associated with the amounts previously collected from ratepayers. Clarify our understanding as to the current accounting and whether capped base rates include a provision for decommissioning. If so, tell us how you are accounting for it and how it affects net income. We may have further comment.

Note 7. Hedge Accounting Activities, page 43

25. You indicate foreign exchange rates will affect the amount of other comprehensive income that will be reclassified into net income.
Please explain to us the nature of the foreign currencies hedge(s) you have in place. Tell us the specific risk being hedged.

Virginia Electric and Power Company Form 10-Q for the quarterly period ended June 30, 2005

Segment Results of Operations - Delivery, page 22

26. Prospectively, please ensure that reported changes in net income numerically foot. In this regard, the numerical changes that you present to explain Delivery`s net income contribution does not foot for the second quarter analysis.

Investing Cash Flows, page 28

27. Explain to us the rational for reporting purchases and sales of investments in the company`s nuclear decommissioning trust funds in investing cash flows. In this regard, we assume all activity flows through the external fund, which also holds any excess cash after investment purchases (sales) are made, if our assumption is not correct, please clarify our understanding. ``Similarly, help us understand how you reflect realized gains (losses) and earned income from your nuclear decommissioning trust funds in your statement of cash flows. ``

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Jim Allegretto
		Senior Assistant Chief Accountant















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Mr. Steven Rogers
Consolidated Natural Gas Company
Virginia Electric and Power Company
September 28, 2005
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